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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           -------------------------

                                 SCHEDULE 14D-9
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                   SUPERMARKETS GENERAL HOLDINGS CORPORATION
                           (Name of Subject Company)

                           -------------------------

                   SUPERMARKETS GENERAL HOLDINGS CORPORATION
                       (Name of Person Filing Statement)

  $3.52 Cumulative Exchangeable Redeemable Preferred Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   868446204
                     (CUSIP Number of Class of Securities)

                           -------------------------

                            Marc A. Strassler, Esq.
              Senior Vice President, Secretary and General Counsel
                   Supermarkets General Holdings Corporation
                                200 Milik Street
                        Carteret, New Jersey 07008-1194
                                 (732) 499-3000

          (Name, Address and Telephone Number of Person Authorized to
                 Receive Notice and Communication on Behalf of
                        the Person Filing the Statement)

                           -------------------------

                                With a copy to:

                             Spencer D. Klein, Esq.
                              Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

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Item 1.SECURITY AND SUBJECT COMPANY

      The name of the subject company is Supermarkets General Holdings Corporation, a Delaware corporation (the "Company") and a subsidiary of SMG-II Holdings Corporation, a Delaware corporation ("SMG-II"). The address of the principal executive offices of the Company is 200 Milik Street, Carteret, New Jersey 07008-1194. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is $3.52 Cumulative Exchangeable Redeemable Preferred Stock, par value $.01 per share, of the Company (the "Preferred Stock").

Item 2.TENDER OFFER OF THE BIDDER

      This Statement relates to a tender offer disclosed in the Tender Offer Statement on Schedule 14D-1 dated March 15, 1999 (the "Schedule 14D-1") filed by Koninklijke Ahold N.V., a company organized under the laws of The Netherlands ("Parent"), Croesus, Inc, a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Croesus"), Ahold U.S.A., Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Ahold U.S.A."), and Ahold Acquisition, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (the "Purchaser"), to purchase all of the issued and outstanding shares of Preferred Stock (the "Shares") at a price of $38.25 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 15, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase and all amendments and supplements thereto, constitutes the "Offer"). The Offer to Purchase and Letter of Transmittal are filed herewith as Exhibit (a)(1) and Exhibit (a)(2), respectively, and are incorporated herein by reference.

      The Offer is an integral part of the transactions contemplated by, and is being made pursuant to, an Agreement and Plan of Merger, dated as of March 9, 1999, among Parent, the Purchaser and SMG-II (the "SMG-II Merger Agreement") pursuant to which Parent will be acquiring all of the issued and outstanding shares of the capital stock of SMG-II through the merger of the Purchaser with and into SMG-II (the "SMG-II Merger"), subject to the terms and conditions contained in the SMG-II Merger Agreement for aggregate consideration of $55,731,834. Pursuant to the SMG-II Merger Agreement, the Offer is subject to certain conditions, including the condition that there be validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which, together with Shares previously acquired by Parent, any direct or indirect subsidiary of Parent (including the Purchaser), the Company, or any direct or indirect subsidiary of the Company, represent at least 66 2/3% of the Shares on a fully diluted basis (the "Minimum Condition"). The Offer is also conditioned upon, among other things, the expiration or termination of any applicable waiting period under the antitrust laws and the receipt by Parent of an irrevocable letter from SMG-II stating that all of the conditions to the obligations of SMG-II to effect the SMG-II Merger described below pursuant to the SMG-II Merger Agreement have been satisfied or waived.

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      The SMG-II Merger Agreement provides that, promptly upon consummation of the SMG-II Merger, Parent will cause the Company to be merged with and into SMG-II (the "Company Merger"), pursuant to a Merger Agreement (the "Company Merger Agreement") to be entered into at such time between SMG-II and the Company in the form attached as an exhibit to the SMG-II Merger Agreement. At the effective time of the Company Merger (the "Effective Time"), each of the Shares (other than Shares held by any subsidiary of the Company or in the treasury of the Company, or held, directly or indirectly, by Parent or any direct or indirect subsidiary of Parent (including the Shares acquired by the Purchaser pursuant to the Offer), which Shares will be canceled, and other than Shares, if any, held by stockholders who perfect their appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive an amount in cash equal to $38.25. The terms of the SMG-II Merger Agreement and the Company Merger Agreement, incorporated herein by reference, are summarized in the Introduction and Section 11 ("Purpose of the Offer; Plans for the Company; Certain Agreements") and Section 14 ("Conditions of the Offer") of the Offer to Purchase. A complete copy of the SMG-II Merger Agreement (including the form of Company Merger Agreement appended as Exhibit 2 thereto) is filed herewith as Exhibit (a)(3) and is incorporated herein by reference.

      The SMG-II Merger Agreement provides that, among other things, in the event all of the conditions to the consummation of the SMG-II Merger (other than the Minimum Condition and certain related conditions) have been satisfied or waived, but the Minimum Condition or certain related conditions have not been satisfied or waived, SMG-II is obligated, pursuant to the terms and conditions of a Stock Purchase Agreement dated as of March 9, 1999 (the "Alternative Stock Purchase Agreement"), by and among SMG-II, PTK Holdings, Inc., a Delaware corporation ("PTK") and a wholly owned subsidiary of the Company, Parent and the Purchaser to cause PTK to sell all of the issued and outstanding shares of the capital stock (the "Pathmark Stock") of Pathmark Stores, Inc., a Delaware corporation and a wholly owned subsidiary of PTK ("Pathmark") for a purchase price, payable in cash, equal to $242,800,000. In such event, the only material asset of the Company would be its ownership of all of the issued and outstanding shares of the capital stock of PTK, the only material asset of which in turn would be the net after tax proceeds from the sale of the Pathmark Stock to the Purchaser pursuant to the Alternative Stock Purchase Agreement. A complete copy of the Alternative Stock Purchase Agreement is filed herewith as Exhibit (a)(4) and is incorporated herein by reference.

      Concurrent with the execution of the SMG-II Merger Agreement, as required by Parent and the Purchaser, the MLCP Investors (as defined below), the Equitable Investors (as defined below) and James L. Donald (collectively, the "SMG-II Stockholders"), entered into a stockholders agreement, dated March 9, 1999 (the "Stockholders Agreement") with Parent and the Purchaser. Pursuant to the Stockholders Agreement, the each of SMG-II Stockholders has (i) agreed to vote the shares of the capital stock of SMG-II owned by it in favor of the SMG-II Merger and (ii) granted the Purchaser an option to purchase the shares of the capital stock of SMG-II owned by it under certain circumstances. A complete copy of

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the Stockholders Agreement is filed herewith as Exhibit (a)(5) and is incorporated herein by reference.

      As set forth in the Offer to Purchase, the principal executive offices of Parent are located at Albert Heijinweg 1, 1507 EH Zaandam, P. O. Box 33, 1500 EA Zaandam, The Netherlands, the principal executive offices of Ahold U.S.A. are located at One Atlanta Plaza, East Paces Ferry Road, Suite 2575, Atlanta, Georgia 30326, and the principal executive offices of Croesus and the Purchaser are located at 913 N. Market St., Suite 209, Wilmington, Delaware 19801.

Item 3.IDENTITY AND BACKGROUND

      (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

       (b)(1) General

            The information set forth in the Introduction and Section 11 ("Purpose of the Offer; Plans for the Company; Certain Agreements") and Section 14 ("Conditions of the Offer") of the Offer to Purchase are incorporated herein by reference.

       (b)(2) Certain Agreements

      SMG-II Merger Agreement. The following is a summary of the material terms of the SMG-II Merger Agreement. The summary is qualified in its entirety by reference to the SMG-II Merger Agreement which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to this Schedule 14D-9. The SMG-II Merger Agreement may be inspected at, and copies may be obtained from, the same places and in the manner set forth in
Section 7 ("Certain Information Concerning the Company") of the Offer to
Purchase.

      The Offer. The SMG-II Merger Agreement provides that the Purchaser will commence the Offer and that the obligation of the Purchaser to consummate the Offer and to accept for payment and to pay for any Shares tendered pursuant to the Offer shall be subject to only those conditions set forth in Section 14 ("Conditions of the Offer") of the Offer to Purchase. The Purchaser may not amend, change or waive any of the conditions described in Section 14 ("Conditions of the Offer") of the Offer to Purchase without the prior written consent of SMG-II.

      In the SMG-II Merger Agreement, SMG-II consented to the Offer and represented that the Board of Directors has (i) determined by unanimous vote that each of the Offer and the Company Merger, upon the terms and conditions of the SMG-II Merger Agreement, is fair to, and in the best interests of, the holders of Shares, (ii) approved the Offer and the Company Merger in accordance with the provisions of the DGCL and (iii) recommended that holders of the Preferred Stock accept the Offer and tender their Shares pursuant to the Offer.

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      The SMG-II Merger. The SMG-II Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with the Delaware General Corporation Law, the Purchaser shall be merged with and into SMG-II as soon as practicable following the satisfaction or waiver of the conditions set forth in the SMG-II Merger Agreement, which conditions are described below. Following the SMG-II Merger, the separate corporate existence of the Purchaser will cease and SMG-II will continue as the surviving corporation (the "Surviving SMG-II Corporation").

      In the SMG-II Merger, on the date and at the time when the SMG-II Merger shall become effective (the "Effective Time"), each outstanding share of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of SMG-II, each issued and outstanding share of Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), of SMG-II, each issued and outstanding share of Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), of SMG-II, each issued and outstanding share of Series B Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), of SMG-II, and each issued and outstanding share of Series C Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock" and, together with the Class A Common Stock, the Class B Common Stock, the Series A Preferred Stock and the Series B Preferred Stock, collectively, the "SMG-II Stock") (other than shares of SMG-II Stock held by any subsidiary of SMG-II or in the treasury of SMG-II, or by Parent, the Purchaser or any other subsidiary of Parent, which shares of SMG-II Stock will be cancelled, and other shares of SMG-II Stock, if any, held by stockholders who perfect their appraisal rights under the DGCL) will by virtue of the SMG-II Merger Agreement and without any action by the holder thereof, be converted into the right to receive, in the case of Class A Common Stock and Class B Common Stock, $5.315 in cash and in the case of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, $113.353 in cash (such amount, with respect to each such share of SMG-II Stock, the "Applicable Merger Consideration") payable to the holder thereof, without interest thereon.

      At the Effective Time, each share of common stock, par value $0.01 per share, of the Purchaser then issued and outstanding will, by virtue of the SMG-II Merger and without any action on the part of the holder thereof, be converted into one fully paid and non-assessable share of common stock of the Surviving SMG-II Corporation.

      If Parent so elects, the SMG-II Merger may alternatively be structured with Purchaser as the Surviving SMG-II Corporation or so that any direct or indirect subsidiary of Parent is merged with and into SMG-II or SMG-II is merged with and into any such other subsidiary (an "Alternative Structure"). In the event of such an election, the Parent, the Purchaser and SMG-II shall execute an appropriate amendment to the SMG-II Merger Agreement in order to reflect such election. If Parent elects to use an Alternative Structure, the inaccuracy of any representation or warranty of SMG-II which is premised on the assumption that Purchaser shall be merged with and into SMG-II and SMG-II shall be the Surviving SMG-II Corporation, which representation or warranty becomes inaccurate solely as a result of the

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use of such Alternative Structure, shall not be deemed to be a breach of such representation or warranty.

      The SMG-II Merger Agreement provides that the respective obligations of Parent and the Purchaser, on the one hand, and SMG-II, on the other hand, to effect the SMG-II Merger are subject to the satisfaction or waiver (subject to applicable law) at or prior to the closing of the transactions contemplated by the SMG-II Merger Agreement (the "SMG-II Merger Closing") of each of the following conditions: (i) the SMG-II Merger Agreement and the SMG-II Merger shall have been approved and adopted by holders of two-thirds of SMG-II Stock (voting as one class, with each share of SMG-II Stock having one vote); (ii) any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act") applicable to the SMG-II Merger shall have expired or been terminated; (iii) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits, restrains, enjoins or restricts the consummation of the SMG-II Merger or the Offer and which is in effect at the SMG-II Merger Closing; provided, however, that, in the case of a decree, injunction or other order, each of the parties shall have used all reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any decree, injunction or other order that may be entered; and (iv) no statute, rule, regulation, executive order, decree or order of any kind shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits, restrains, enjoins or restricts the consummation of the Offer or the SMG-II Merger or has the effect of making the SMG-II Merger or the Offer illegal. The obligations of the Parent and the Purchaser to effect the SMG-II Merger are further subject to the satisfaction or waiver (subject to applicable law) at or prior to the SMG-II Merger Closing of the following additional conditions: (i) each representation or warranty of SMG-II contained in the SMG-II Merger Agreement that is subject to, or qualified by, "material adverse effect", "material adverse change" or other materiality qualification shall be true and correct, in each case as if such representation or warranty was made at the SMG-II Merger Closing, and any representation or warranty that is not so qualified shall be true and correct in any respect which would otherwise have a material adverse effect on the business, properties, assets, liabilities, results of operations or condition (financial or otherwise) (a "Condition") of SMG-II and its subsidiaries taken as a whole, in each case as if such representation or warranty was made at the SMG-II Merger Closing except as to any representation or warranty which speaks as of a specific date or for a specific period, which must be true and correct in the foregoing respects as of such specific date or period, and Parent shall have received a certificate signed by an executive officer of SMG-II, dated as of the date of the SMG-II Merger Closing (the "SMG-II Merger Closing Date"), to such effect; (ii) SMG-II shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants to be performed or complied with by it under the SMG-II Merger Agreement and, in the case only of failures to perform any such agreement or covenant of SMG-II, such failure to perform did not or would not have a material adverse effect on the Condition of SMG-II and its subsidiaries taken as a whole or materially adversely affect the ability of Parent or the

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Purchaser to consummate the transactions contemplated by the SMG-II Merger
Agreement or have a material adverse effect on the value of SMG-II and its subsidiaries taken as a whole and Parent shall have received a certificate signed by an executive officer of SMG-II, dated the SMG-II Merger Closing Date, to such effect; (iii) the conditions of the Offer set forth in Section 14 ("Conditions of the Offer") of the Offer to Purchase including, without limitation, the Minimum Condition shall have been fulfilled without any waiver thereof; (iv) holders of SMG-II Stock representing in the aggregate not more than 5% of the amount that would be payable by Parent or the Purchaser pursuant to the terms of the SMG-II Merger if there would be no dissenting holders of SMG-II Stock (the "SMG-II Dissenting Stockholders") shall (x) have perfected their appraisal rights under the DGCL or (y) be entitled after the SMG-II Merger Closing to so perfect their appraisal rights; (v) the Stockholders Agreement, dated as of February 4, 1991, by and among SMG-II and its stockholders (the "Shareholders Agreement") shall have been terminated; (vi) since the date of the SMG-II Merger Agreement, no event shall have occurred such that there would be a material adverse change in the Condition of SMG-II and its subsidiaries taken as a whole; and (vii) Parent shall have received an irrevocable letter from SMG-II, signed by an executive officer of SMG-II stating that all of the conditions to the obligations of SMG-II to effect the SMG-II Merger set forth in Article VII of the SMG-II Merger Agreement have been satisfied or waived. The obligations of SMG-II to effect the SMG-II Merger are further subject to the satisfaction at or prior to the SMG-II Merger Closing of the following additional conditions: (i) the representations and warranties of Parent and the Purchaser contained in the SMG-II Merger Agreement shall be true and correct in all material respects as if such representations and warranties were made at the SMG-II Merger Closing Date, and SMG-II shall have received a certificate signed by an executive officer of Parent, dated the SMG-II Merger Closing Date, to such effect; and (ii) each of Parent and the Purchaser shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants to be performed and complied with by it under the SMG-II Merger Agreement, and SMG-II shall have received a certificate signed by an executive officer of Parent, dated the SMG-II Merger Closing Date, to such effect.

      SMG-II's Board of Directors and Officers. The SMG-II Merger Agreement provides that at the Effective Time, the directors of the Purchaser immediately prior to the Effective Time shall be the directors of the Surviving SMG-II Corporation, each of such directors to hold office, subject to the applicable provisions of the Certificate of Incorporation and By-Laws of the Surviving SMG-II Corporation, until the next annual stockholders' meeting of the Surviving SMG-II Corporation and until their respective successors shall be duly elected or appointed and qualified. At the Effective Time, the officers of the Purchaser immediately prior to the Effective Time shall, subject to the applicable provisions of the Certificate of Incorporation and By-Laws of the Surviving SMG-II Corporation, be the officers of the Surviving SMG-II Corporation until their respective successors shall be duly elected or appointed and qualified.

      SMG-II Meeting. Pursuant to the SMG-II Merger Agreement, promptly after the execution of the SMG-II Merger Agreement, SMG-II, acting through the board of directors of SMG-II, shall, in accordance with applicable law, (i) call a special meeting of its

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stockholders (the "Special Meeting") for the purpose of voting upon the SMG-II
Merger Agreement and the SMG-II Merger or (ii) use its reasonable efforts to solicit in writing the consent to the SMG-II Merger Agreement and the SMG-II Merger from all holders of the SMG-II Stock. SMG-II has agreed that it shall include in its proxy solicitation or, as the case may be, consent solicitation the recommendation of the board of directors of SMG-II that stockholders of SMG-II approve and adopt the SMG-II Merger Agreement and approve the SMG-II Merger and take all other lawful action necessary and advisable to secure the vote or, as the case may be, consent of holders of 66 2/3% of SMG-II Stock (voting as one class, with each share having one vote) in favor of the SMG-II Merger and the SMG-II Merger Agreement.

      Interim Operations. The SMG-II Merger Agreement provides that, except as contemplated by the SMG-II Merger Agreement, during the period from the date of the SMG-II Merger Agreement until the Effective Time, each of SMG-II and its subsidiaries will conduct its operations according to its ordinary course of business, consistent with past practice, and will use best efforts to (i) preserve intact its business organization, (ii) maintain its material rights and franchises, (iii) keep available the services of its officers and employees, (iv) maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with them and
(v) take measures to reduce to zero any excess loss account (as determined in accordance with Treasury Regulations 1.1502-14, 1.1502-19 and 1.1502-32) reflected on the books and records of SMG-II and its subsidiaries or as subsequently determined by SMG-II. Without limiting the generality of and in addition to the foregoing, and except as otherwise contemplated by the SMG-II Merger Agreement, prior to the time specified in the preceding sentence, SMG-II shall not, and it shall cause each of its subsidiaries not to, without the prior written consent of Parent: (a) amend its certificate of incorporation or by-laws or other organizational documents in any way; (b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities other than shares of Class A Common Stock issuable pursuant to the terms of existing management options; (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or redeem or otherwise acquire any of its securities; (d) (A) pledge or otherwise encumber shares of its capital stock;
(B) except in the ordinary course of business consistent with past practices:
(1) incur, assume or prepay any obligations with respect to any long-term debt, letters of credit or short-term debt, other than indebtedness (x) incurred, assumed or prepaid under Pathmark's working capital facility, (y) that is mandatorily prepayable in accordance with its terms and (z) that is intercompany indebtedness by and among SMG-II and its subsidiaries (other than the Company or Pathmark Risk Management Corporation) ("PRMC"); (2) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any Person except wholly-owned subsidiaries; or (3) make any material loans, advances or capital contributions to, or investments in, any other Person; or (C) mortgage or pledge any of its assets or create or permit to exist any material lien

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thereupon that secures indebtedness for borrowed money; (e) except as required by law or existing written agreements, enter into, adopt or materially amend any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, pension, retirement, deferred compensation, employment, severance or other employee benefit agreements, trusts, plans, funds or other arrangements of or for the benefit or welfare of any employee of SMG-II and its subsidiaries, or (except for normal increases in the ordinary course of business that are consistent with past practices) increase in any manner the compensation or fringe benefits of any such employee or pay any benefit not required by any existing plan and arrangement (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; (f) transfer, sell, lease, license or dispose of any lines of business, subsidiaries, divisions, operating units or facilities outside the ordinary course of business or enter into any material commitment or transaction outside the ordinary course of business other than any such transactions between or among SMG-II and its subsidiaries (other than the Company or PRMC); (g) other than any such transactions between or among any of SMG-II and its subsidiaries (other than the Company or, except with respect to any transaction intended to reduce to zero any excess loss account, PRMC), acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person (other than the purchase of assets in the ordinary course of business and consistent with past practice), in each case where such action would be material to the Condition of SMG-II and its subsidiaries taken as a whole; (h) except as may be required by law or existing written contractual or collective bargaining agreements or in connection with the termination of any employee, take any action to terminate or materially amend in a manner adverse to SMG-II or any of its subsidiaries, any of its pension plans or retiree medical plans with respect to or for the benefit of any employee of SMG-II or its subsidiaries; (i) materially modify, amend or terminate any significant contract to which it is a party or waive any of its material rights or claims except in the ordinary course of business consistent with past practice; (j) effect any material change in any of its methods of accounting, except as may be required by law or generally accepted accounting principles; (k) (A) take any action, engage in any transaction or enter into any agreement which would cause any of the representations or warranties set forth in Article III of the SMG-II Merger Agreement that are subject to, or qualified by, a "material adverse effect", "material adverse change" or other materiality qualification to be untrue as of the Effective Time, or any such representations and warranties that are not so qualified to be untrue in any respect which would have a material adverse effect on the Condition of SMG-II and its subsidiaries taken as a whole or (B) purchase or acquire, or offer to purchase or acquire, any shares of capital stock of SMG-II; (l) take any action, including, without limitation, the adoption of any stockholder rights plan or amendments to the Certificate of Incorporation of SMG-II, which would, directly or indirectly, restrict or impair the ability of Parent to vote, or otherwise to exercise the rights and receive the benefits of a stockholder with respect to, securities of SMG-II that may be acquired or controlled by Parent or the Purchaser or permit

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any stockholder to acquire securities of SMG-II on a basis not available to
Parent in the event that Parent were to acquire securities of SMG-II; and (m) enter into a legally binding commitment with respect to, or any agreement to take, any of the foregoing actions.

  Notwithstanding anything else provided in the foregoing paragraph to the contrary, the following are permitted under the SMG-II Merger Agreement: (1) the acquisition of direct or indirect interests in real property intended for the operation of stores of Pathmark or any of its subsidiaries (other than PRMC), the improvement of real property, the remodeling of stores of Pathmark or any of its subsidiaries (other than PRMC) and the obtaining of financing therefor in the ordinary course of business consistent with past practice, (2) the negotiation and entering into by Pathmark or any of its subsidiaries (other than PRMC) of amendments to existing leases for real property in the ordinary course of business, (3) the negotiation in good faith and entering into new collective bargaining agreements by Pathmark that replace agreements that have expired or will expire pursuant to their terms within 90 days from the date of the commencement of negotiations, (4) the marketing and sale of certain real estate not used in the supermarket business by Pathmark or any of its subsidiaries (other than PRMC), provided that no such sale (other than a sale pursuant to a binding agreement to which SMG-II was a party on March 9, 1999) shall be agreed to without the prior adequate consultation with Parent, (5) entering into amendments to the Credit Agreement among Pathmark, various banks, and The Chase Manhattan Bank, as Agent, dated as of June 30, 1997, as amended and restated (the "Pathmark Credit Agreement"), to modify covenants as required (other than modifications, except for a possible increase in the interest rate, which will make any one or more covenants more restrictive) and (6) entering into an agreement implementing the amendments to the First Amended and Restated Supply Agreement dated January 29, 1998, by and between Pathmark and C&S Wholesale Grocers, Inc. (the "Supply Agreement") agreed to in a memorandum of understanding effective December 27, 1998 by and between Pathmark and C&S Wholesale Grocers, Inc.

      No Solicitation. The SMG-II Merger Agreement provides that SMG-II shall not, and SMG-II shall cause each of its subsidiaries not to, directly or indirectly, take (or authorize or permit their respective officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants or other agents or affiliates, to so take) any action to (i) solicit, initiate or encourage the submission of any Acquisition Proposal (as defined below), (ii) enter into an agreement of merger or other business combination or an agreement for the sale or other disposition by SMG-II or any of its subsidiaries of a material amount of assets or a sale of shares of capital stock whether by merger or other business combination or tender or exchange offer or (iii) participate in any way in discussions or negotiations with, or, furnish any information to, any Person (other than Parent or the Purchaser) in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. For purposes of the SMG-II Merger Agreement, "Acquisition Proposal" means any proposed merger or other business combination, sale or other disposition of any material amount of assets, sale of shares of capital stock, tender offer or exchange offer or similar transactions involving SMG-II or any of its subsidiaries. The SMG-II Merger Agreement provides that the board of directors of SMG-II shall not take any action to withdraw or modify in a manner adverse to Parent or the Purchaser, or take a position inconsistent with, its approvals or recommendation of the SMG-II Merger or the SMG-II Merger Agreement or to recommend another Acquisition Proposal and shall not resolve to do any of the foregoing. In addition to the obligations of SMG-II set forth previously in this paragraph, SMG-II has agreed that it will, and will cause each of its subsidiaries to, promptly advise Parent of any request for information or of any Acquisition Proposal, or any proposal with respect to any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal, and the identity of the person making any such Acquisition Proposal or inquiry. Immediately following the execution of the SMG-II Merger Agreement, SMG-II shall, and shall cause each of its subsidiaries and each of their respective officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants or other agents or affiliates to, cease any existing discussions or negotiations with any parties previously conducted with respect to any Acquisition Proposal and request each person which has previously executed a confidentiality agreement in connection with its consideration of acquiring SMG-II or any of its subsidiaries or any portion thereof to return all confidential information furnished to such person by or on behalf of SMG-II or any of its subsidiaries.

      Directors' and Officers' Insurance and Indemnification. Parent has agreed in the SMG-II Merger Agreement that the certificate of incorporation and the by-laws of the Surviving SMG-II Corporation shall contain the provisions with respect to indemnification and exculpation from liability set forth in SMG-II's Certificate of Incorporation and By-Laws on March 9, 1999, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights of individuals, who, on or prior to the Effective Time, were directors, officers, employees or agents of SMG-II unless such modification is required by law. Parent also has agreed that all rights of indemnification now existing in favor of any director, officer, employee, or agent of the subsidiaries of SMG-II as provided in their respective charters or by-laws on date of the SMG-II Merger Agreement shall survive the SMG-II Merger and shall continue in full force and effect for a period of six years from the Effective Date. In addition, pursuant to the SMG-II Merger Agreement, the Surviving SMG-II Corporation shall for the six year period commencing on the Effective Time either (a) maintain in effect SMG-II's current directors' and officers' liability insurance covering those persons who are currently covered on the date of the SMG-II Merger Agreement by SMG-II's directors' and officers' liability insurance policy (the "SMG-II Indemnified Parties"); provided, however, that in no event shall Parent be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by SMG-II for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving SMG-II Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount; and provided, further, that the Surviving SMG-II Corporation may substitute for such SMG-II's policies, policies with at least the same coverage containing terms and conditions which are no less advantageous and provided that said substitution does not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time or (b) cause Parent's directors' and officers' liability insurance then in effect to cover those persons who are covered on the date of the SMG-II Merger Agreement by SMG-II's directors' and officers' liability insurance policy with respect to those matters covered by SMG-II's directors' and officers' liability policy.

      Parent has agreed to indemnify, and to cause the Surviving SMG-II Corporation to indemnify, all SMG-II Indemnified Parties to the fullest extent permitted by applicable law with respect to all acts and omissions arising out of such individuals' services as officers, directors, employees or agents of SMG-II or any of its subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees of SMG-II or any of its subsidiaries, occurring prior to the Effective Time including, without limitation, the transactions contemplated by the SMG-II Merger Agreement.

      Compensation and Benefits. During the period commencing at the Effective Time and ending on the first anniversary thereof, Parent shall cause the current and former employees of Pathmark and its subsidiaries who are, on the SMG-II Merger Closing Date, entitled to receive compensation or any benefits from Pathmark or any of its subsidiaries to be provided with compensation and employee benefit plans (other than stock option or other plans involving the potential issuance of securities of SMG-II, Parent, or any of their respective subsidiaries and incentive compensation or similar programs) which in the aggregate are not materially less favorable than those currently provided to such employees by Pathmark and its subsidiaries, to the extent permitted under laws and regulations in force from time to time, provided, that employees covered by collective bargaining agreements need not be provided such benefits, and provided, further, that Parent reserves the right to review all employee benefits after the Effective Time and to make such changes as it deems appropriate.

      Options. Pursuant to the SMG-II Merger Agreement, prior to the Effective Time, the board of directors of SMG-II (or, if appropriate, any committee thereof) shall take all actions and shall obtain all necessary consents and releases from all of the holders of all the outstanding stock options and other rights to purchase SMG-II Stock (the "Management Options") heretofore granted under any stock option plan of SMG-II or otherwise (collectively, the "Stock Plans") to (i) provide for the cancellation, effective as of the Effective Time of all Management Options, (ii) terminate, as of the Effective Time, the Stock Plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of SMG-II or its subsidiaries (collectively with the Stock Plans, the "Stock Incentive Plans") with respect to any interest in the capital stock of SMG-II or any of its subsidiaries and (iii) amend, as of the SMG-II Merger Closing Date, the provisions of any other employee benefit plan providing for the issuance, transfer or grant of any capital stock of SMG-II or any of its subsidiaries to provide no continuing rights to acquire, hold, transfer or grant any capital stock of SMG-II or any of its subsidiaries or any interest in the capital stock of SMG-II or any of its subsidiaries. Incident to the foregoing, any of the then outstanding stock appreciation rights or limited stock appreciation rights shall be canceled immediately prior to the Effective Time without any payment therefor.

      Agreement to Use Best Efforts. Pursuant to the SMG-II Merger Agreement and subject to the terms and conditions thereof, each of SMG-II, Parent, and the Purchaser shall, and SMG-II shall cause each of its subsidiaries to, cooperate and use their respective best efforts to take, or cause to be taken, all appropriate action, and to make, or cause to be made, all filings necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the SMG-II Merger Agreement, including, without limitation, their respective best efforts to obtain, prior to the SMG-II Merger Closing Date, all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with SMG-II and its subsidiaries as are necessary for consummation of the transactions contemplated by the SMG-II Merger Agreement and to fulfill the conditions to the SMG-II Merger; provided, however, that no loan agreement or contract for borrowed money shall be repaid except as currently required by its terms, in whole or in part, and no material contract shall be amended to increase the amount payable thereunder or otherwise to be materially more burdensome to SMG-II or any of its subsidiaries in order to obtain any such consent, approval or authorization without first obtaining the written approval of Parent.

      In addition, the SMG-II Merger Agreement provides that Parent, the Purchaser and SMG-II will (i) take promptly all actions necessary to make the filings required of Parent, the Purchaser or any of their affiliates under applicable antitrust laws, (ii) comply at the earliest practicable date with any request for additional information or documentary material received by Parent, SMG-II or any of their affiliates from the Federal Trade Commission (the "FTC") or the Antitrust Division of the Department of Justice pursuant to the HSR Act and (iii) cooperate in connection with any filing under applicable Antitrust Laws and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by the SMG-II Merger Agreement commenced by any of the FTC, the Antitrust Division of the Department of Justice or state attorneys general. Parent, the Purchaser and SMG-II shall in addition, each use all best efforts to resolve such objections, if any, as may be asserted with respect to the SMG-II Merger, the Stockholders Agreement or any other transactions contemplated by the SMG-II Merger Agreement under any Antitrust Law.

      Representations and Warranties. In the SMG-II Merger Agreement, SMG-II has made customary representations and warranties to Parent and the Purchaser with respect to, among other things, its organization, corporate authority, capitalization, financial statements, public filings, conduct of business, compliance with laws, consent and approvals, employee benefit plan triggering events, brokers' or finders' fees, state takeover statutes, vote required, undisclosed liabilities and the absence of any material adverse changes in SMG-II since January 31, 1998.

      Termination. The SMG-II Merger Agreement may be terminated at any time prior to the SMG-II Merger Closing, whether before or after approval of the SMG-II Merger by the stockholders of SMG-II: (a) subject to the provisions of the SMG-II Merger Agreement, by mutual consent of SMG-II, on the one hand, and of Parent, on the other hand; (b) by either Parent, on the one hand, or SMG-II, on the other hand, if any governmental or regulatory agency shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the SMG-II Merger and such order, decree or ruling or other action shall have become final and nonappealable; provided, however, that in the event the SMG-II Merger Agreement is terminated because of such an order, decree, ruling or other action with respect to the Offer, SMG-II and Parent shall, and SMG-II and Parent shall cause the Purchaser and PTK to, effect the closing ("Alternative Stock Purchase Agreement Closing") of the transactions contemplated by the Alternative Stock Purchase Agreement, subject to the terms and conditions of and as defined in the Alternative Stock Purchase Agreement; (c) by either Parent, on the one hand, or SMG-II, on the other hand, if the SMG-II Merger Closing shall not have occurred by December 15, 1999, unless the SMG-II Merger Closing shall not have occurred because of a material breach of any representation, warranty, obligation, covenant, agreement or condition set forth in the SMG-II Merger Agreement on the part of the party seeking to terminate the SMG-II Merger Agreement; (d) by Parent, (A) if the Offer is terminated or expires in accordance with its terms without the Purchaser having purchased any Shares thereunder due to a failure of any of the conditions described in Section 14 ("Conditions of the Offer") of the Offer to Purchase to be satisfied, (B) if a preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits, restrains, enjoins or restricts the consummation of the Offer and which is in effect at the SMG-II Merger Closing, or (C) a statute, rule, regulation, executive order, decree or order of any kind shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits, restrains, enjoins or restricts the consummation of the Offer or has the effect of making the purchase of the Shares illegal and (e) by Parent, at any time within 30 days after delivery of the audited consolidated financial statements of each of SMG-II and of Pathmark for the fiscal year ended January 30, 1999, in the event that such financial statements disclose (A) a consolidated shareholder's deficiency of (x) SMG-II greater than $1,453,000,000 or (y) Pathmark greater than $1,188,400,000, in each case as of the end of such fiscal year or (B) net losses of (x) SMG-II materially greater than $29,321,000 or (y) Pathmark materially greater than $28,420,000, in each case for the fiscal year then ended.

      The SMG-II Merger Agreement provides that, in the event of termination pursuant to the provisions described above by Parent or the Purchaser, on the one hand, or SMG-II, on the other hand, no party will incur any liability to any other party except for breach of the SMG-II Merger Agreement and the survival of certain obligations including, without limitation, in the event of termination pursuant to clause (d) in the previous paragraph, the obligation of SMG-II to cause PTK to sell to the Purchaser, and the obligation of Parent to cause the Purchaser to purchase, all of the shares of the capital stock of Pathmark, subject to the terms and conditions of the Alternative Stock Purchase Agreement.

      The Stockholders Agreement. The following is a summary of the material terms of the Stockholders Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to this
Schedule 14D-9. The Stockholders Agreement may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase.

      Concurrently with the execution of the SMG-II Merger Agreement and as required by Parent and the Purchaser, Parent, the Purchaser and the SMG-II Stockholders entered into the Stockholders Agreement. The SMG-II Stockholders are listed on Exhibit I to the Stockholders Agreement.

      Stock Option. Each SMG-II Stockholder has granted to the Purchaser an irrevocable option (the "Stock Option") to purchase SMG-II Stock held by each such SMG-II Stockholder on the date of the Stockholders Agreement, together with any shares of SMG-II Stock acquired by such SMG-II Stockholder after such date (the "Option Shares") at a purchase price per share equal to the Applicable Merger Consideration until the earlier of the termination of the SMG-II Merger Agreement as discussed above under the caption "The SMG-II Merger Agreement--Termination" (unless such SMG-II Stockholder breaches any of its obligations under the Stockholders Agreement in any material respect or if the SMG-II Merger Agreement is terminated as the result of a material breach of any representation, covenant or condition of the SMG-II Merger Agreement by SMG-II) and (ii) the election by a SMG-II Stockholder at any time after February 15, 2000 to terminate the Stockholders Agreement (the "Stockholders Agreement Termination Date"). Until the date of the termination of the Stockholders Agreement, if the SMG-II Merger Agreement is terminated in accordance with its terms (other than as a result of a material breach of any representation, warranty, obligation, covenant, agreement or condition of the SMG-II Merger Agreement by Parent or the Purchaser), the Stock Option shall become exercisable, in whole but not in part, and remain exercisable until the date which is 60 days after the date of the termination of the SMG-II Merger Agreement, but shall not be exercisable in each case unless: (i) all waiting periods under the HSR Act required for the purchase of the Option Shares upon such exercise shall have expired or been waived, and (ii) there shall not be in effect any preliminary or final injunction or other order issued by any court or governmental, administrative or regulatory agency or authority prohibiting the exercise of the Stock Option pursuant to the Stockholders Agreement. If the Stockholders Agreement has not been terminated, in the event that the Stock Option is not exercisable because the circumstances described in clauses (i) or
(ii) of the preceding sentence do not exist, then the Stock Option shall be exercisable for the 60 day period commencing on the date that the circumstances set forth in clauses (i) and (ii) do exist.

      Voting. Each SMG-II Stockholder has agreed that, during the period commencing on the date of the Stockholders Agreement and continuing until the first to occur of (i) the Effective Time, (ii) the last date the Stock Option is exercisable pursuant to the Stockholders Agreement and (iii) the Stockholders Agreement Termination Date, at any meeting of the holders of any class or classes of SMG-II Stock, however called, or in connection with any written consent of the holders of any class or classes of SMG-II Stock, each such SMG-II Stockholder will vote (or cause to be voted) the Option Shares (i) in favor of the SMG-II Merger and the approval of the terms of the SMG-II Merger Agreement and each of the other transactions contemplated by the SMG-II Merger Agreement and the Stockholders Agreement and any actions required in furtherance thereof; (ii) against any action, agreement or transaction that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of SMG-II under the SMG-II Merger Agreement or the Stockholders Agreement; and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the SMG-II Merger and the transactions contemplated by the SMG-II Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving SMG-II or any of its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of SMG-II or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of SMG-II or any of its subsidiaries; or (C) (1) any change in a majority of the persons who constitute the board of directors of SMG-II; (2) any change in the present capitalization of SMG-II or any amendment of SMG-II's Certificate of Incorporation or By-Laws; (3) any other material change in SMG-II's corporate structure or business; or (4) any other action involving SMG-II or its subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the SMG-II Merger and the transactions contemplated by the Stockholders Agreement and the SMG-II Merger Agreement. The SMG-II Stockholders have further agreed not to enter into any agreement or understanding with any person or entity the effect of which would be to violate the provisions and agreements described above.

      Representations, Warranties, Covenants and Other Agreements. In the Stockholders Agreement, each SMG-II Stockholder has made certain representations and warranties, including, without limitation, with respect to
(i) ownership of the Option Shares owned by such SMG-II Stockholder on the date of the Stockholders Agreement, (ii) the legal capacity, power and authority to enter into and perform its obligations under the Stockholders Agreement, (iii) the ability of the SMG-II Stockholder to enter into the Stockholders Agreement without violating other agreements to which it is a party, (iv) the absence of finder's fees other than as set forth in the SMG-II Merger Agreement and (v) the absence of liens and encumbrances on and in respect of the Option Shares. Each SMG-II Stockholder has also entered into certain covenants, including, without limitation, with respect to (i) restrictions on the transfer of the Option Shares and (ii) the waiver of its appraisal rights. Each SMG-II Stockholder has agreed that, until the last day the Stock Option is exercisable pursuant to the Stockholders Agreement, it will not, in its capacity as such, directly or indirectly initiate, solicit (including by way of furnishing information), encourage or respond to or take any other action knowingly to facilitate, any inquiries or the making of any proposal by any person or entity (other than Parent or any affiliate of Parent) with respect to SMG-II that constitutes or reasonably may be expected to lead to an Acquisition Proposal, or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain any Acquisition Proposal, or agree to or endorse any Acquisition Proposal, or authorize or permit any person or entity acting on behalf of the SMG-II Stockholder to do any of the foregoing. If an SMG-II Stockholder receives any inquiry or proposal regarding any Acquisition Proposal, such

SMG-II Stockholder shall promptly inform Parent of that inquiry or proposal and the details thereof.

      Termination. The Stockholders Agreement shall terminate and no party shall have any rights or obligations thereunder, upon the earlier of (1) termination of the SMG-II Merger Agreement pursuant to the termination provisions thereof (except that if any SMG-II Stockholder breaches any of its obligations under the Stockholders Agreement in any material respect or if the SMG-II Merger Agreement is terminated as the result of a material breach of any representation, warranty, obligation, covenant, agreement or condition of the SMG-II Merger Agreement by SMG-II) and (2) the election by any SMG-II Stockholder at any time after February 15, 2000 to terminate the Stockholders Agreement.

      Company Merger Agreement. The following is a summary of the material terms of the Company Merger Agreement. The summary is qualified in its entirety by reference to the form of Company Merger Agreement which is an exhibit to the SMG-II Merger Agreement which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to this Schedule 14D-9. The form of Company Merger Agreement may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase.

      The SMG-II Merger Agreement provides that if not all of the Shares are acquired by the Purchaser pursuant to the terms of the Offer, Parent shall promptly after consummation of the SMG-II Merger cause the Company Merger to occur pursuant to the Company Merger Agreement.

      The Company Merger. The Company Merger Agreement will provide that, subject to the terms and conditions thereof, and in accordance with the DGCL, the Company shall be merged with and into SMG-II. Following the Company Merger, the separate corporate existence of the Company will cease and SMG-II will continue as the surviving corporation (the "Company Merger Surviving Corporation").

      In the Company Merger, (i) each issued and outstanding share of Class A Common Stock and Class B Common Stock will be cancelled without payment to the holders thereof and (ii) each issued and outstanding Share (other than Shares held by any subsidiary of the Surviving SMG-II Corporation or in the treasury of the Surviving SMG-II Corporation, or by Parent, the Purchaser or any other subsidiary of Parent, which Shares will be cancelled, and other Shares, if any, held by stockholders who perfect their appraisal rights under the DGCL) will by virtue of the Company Merger and without any action by the holder thereof, be converted into the right to receive $38.25 in cash (the "Company Merger Consideration"), payable to the holder thereof, without interest thereon.

      At the Company Merger Effective Time (as hereinafter defined), each share of common stock, par value $.01 per share, of SMG-II then issued and outstanding will, by virtue of the Company Merger and without any action on the part of the holder thereof, be converted into one fully paid and non-assessable share of common stock, par value $0.01 per Share, of the Company Merger Surviving Corporation.

      The Company Merger Surviving Corporations' Board of Directors and Officers. The Company Merger Agreement provides that, at the effective time of the Company Merger (the "Company Merger Effective Time"), the directors of SMG-II immediately prior to the Company Merger Effective Time shall be the directors of the Company Merger Surviving Corporation, each of such directors shall hold office, subject to the applicable provisions of the Certificate of Incorporation and By-Laws of the Company Merger Surviving Corporation until the next annual shareholders' meeting of the Company Merger Surviving Corporation and until their respective successors shall be duly elected or appointed and qualified. At the Company Merger Effective Time, the officers of SMG-II immediately prior to the Company Merger Effective Time shall, subject to the applicable provisions of the Certificate of Incorporation and By-Laws of the Company Merger Surviving Corporation, be the officers of the Company Merger Surviving Corporation until their respective successors shall be duly elected or appointed and qualified.

      Amendment of the Company Merger Agreement. The Company Merger Agreement may be amended in writing by Pathmark and the Company, except that (i) no amendment may be made which decreases the Company Merger Consideration or adversely affects the rights of holders of Preferred Stock who comply with all of the provisions of the Delaware General Corporation Law covering the rights of holders of Preferred Stock to dissent from the Company Merger and require appraisal of their Shares, without the approval of such stockholders and (ii) after any such stockholder approval, no amendment may be made which by law requires further approval by such stockholders without such further approval.

      The Alternative Stock Purchase Agreement. Simultaneously with the execution of the SMG-II Merger Agreement, Parent, Purchaser, SMG-II and PTK executed the Alternative Stock Purchase Agreement. In the event that all of the conditions to the consummation of the SMG-II Merger (other than the Minimum Condition and certain related conditions) have been satisfied or waived, but the Minimum Condition or certain related conditions have not been satisfied or waived, SMG-II is obligated, pursuant to the terms and conditions of the Alternative Stock Purchase Agreement, to cause PTK to sell the Pathmark Stock to the Purchaser for a purchase price, payable in cash, equal to $242,800,000. The following is a summary of the material terms of the Alternative Stock Purchase Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to this Schedule 14D-9. The Alternative Stock Purchase Agreement may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase.

      Purchase of the Pathmark Stock. Pursuant to the Alternative Stock Purchase Agreement, PTK shall, and SMG-II shall cause PTK to, sell, assign, transfer and deliver to Purchaser (the "Alternative Stock Purchase") at the Alternative Stock Purchase Closing (with the date on which the Alternative Stock Purchase Closing takes place being referred to as the "Alternative Stock Purchase Closing Date"), and the Purchaser shall purchase from PTK, the Pathmark Stock for an aggregate amount of $242,800,000 (such amount, the "Pathmark Purchase Price"). The Alternative Stock Purchase Closing shall occur as soon as practicable after the later of (i) the satisfaction or waiver of the conditions set forth in the Alternative Stock Purchase Agreement (which conditions are described below) and (ii) the date of termination of the SMG-II Merger Agreement by Parent as a result of (x) the Offer having been terminated or expired in accordance with its terms without the Purchaser having purchased any Shares thereunder due to a failure of any of the conditions described in Section 14 ("Conditions of the Offer") of the Offer to Purchase to be satisfied, (y) the issuance of a preliminary or permanent injunction or other order by any court or by any governmental or regulatory agency, body or authority which prohibits, restrains, enjoins or restricts the consummation of the Offer and which is in effect at the SMG-II Merger Closing, or (z) a statute, rule, regulation, executive order, decree or order of any kind having been enacted, entered,

                                     18--1
promulgated or enforced by any court or governmental authority which prohibits, restrains, enjoins or restricts the consummation of the Offer or has the effect of making the purchase of the Shares illegal.

      The Alternative Stock Purchase Agreement provides that the respective obligations of the Purchaser, on the one hand, and SMG-II and PTK (the "Sellers") on the other hand, to effect the Alternative Stock Purchase are subject to the satisfaction or waiver (subject to applicable law) at or prior to the Alternative Stock Purchase Closing of each of the following conditions:
(i) any waiting period (and any extension thereof) under the HSR Act applicable to the Alternative Stock Purchase shall have expired or been terminated; (ii) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits, restrains, enjoins or restricts the consummation of the Alternative Stock Purchase and the transactions contemplated by the Alternative Stock Purchase Agreement and which is in effect at the Alternative Stock Purchase Closing; provided, however, that, in the case of a decree, injunction or other order, each of the parties shall have used all reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any decree, injunction or other order that may be entered; and (iii) no statute, rule, regulation, executive order, decree or order of any kind shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits, restrains, enjoins or restricts the consummation of the Alternative Stock Purchase or has the effect of making the purchase of the Pathmark Stock illegal. The obligations of the Parent and Purchaser to effect the Alternative Stock Purchase are further subject to the satisfaction or waiver (subject to applicable law) at or prior to the Alternative Stock Purchase Closing of the following additional conditions: (i) each representation or warranty of each of the Sellers contained in the Alternative Stock Purchase Agreement that is subject to, or qualified by, "material adverse effect", "material adverse change" or other materiality qualification shall be true and correct, in each case as if such representation or warranty was made at the Alternative Stock Purchase Closing, any representation or warranty that is not so qualified shall be true and correct in any respect which would otherwise have a material adverse effect on the Condition of Pathmark and its subsidiaries taken as a whole, in each case as if such representation or warranty was made at the Alternative Stock Purchase Closing except as to any representation or warranty which speaks as of a specific date or for a specific period, which must be true and correct in the foregoing respects as of such specific date or period, and Parent shall have received a certificate signed by an executive officer of Pathmark, dated the Alternative Stock Purchase Closing Date, to such effect; (ii) each of the Sellers shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants to be performed or complied with by it under the Alternative Stock Purchase Agreement and, in the case only of failures to perform any such agreement or covenant of Sellers, such failure to perform did not or would not have a material adverse effect on the Condition of Pathmark and its subsidiaries taken as a whole or materially adversely affect the ability of Parent or the Purchaser to consummate the transactions contemplated by the Alternative Stock Purchase Agreement or have a material adverse effect on the value of Pathmark and its subsidiaries taken as a whole and Parent shall have received a certificate signed by an executive officer of Pathmark, dated the Alternative Stock Purchase Closing Date to such effect; and (iii) since the date of the Alternative Stock Purchase Agreement, no event shall have occurred such that there would be a material adverse change in the Condition of Pathmark and its subsidiaries taken as a whole. The obligations of each Seller to effect the Alternative Stock Purchase are further subject to the satisfaction of the following additional conditions: (i) the representations and warranties of Parent and the Purchaser contained in the Alternative Stock Purchase Agreement shall be true and correct in all material respects as if such representations and warranties were made at the Alternative Stock Purchase Closing, and Pathmark shall have received a certificate signed by an executive officer of Parent, dated the Alternative Stock Purchase Closing Date, to such effect; and (ii) each of Parent and the Purchaser shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants to be performed and complied with by it under the Alternative Stock Purchase Agreement, and Pathmark shall have received a certificate signed by an executive officer of Parent, dated the Alternative Stock Purchase Closing Date, to such effect.

      Interim Operations. The Alternative Stock Purchase Agreement provides that, except as contemplated by the Alternative Stock Purchase Agreement, during the period from the date of the Alternative Stock Purchase Agreement until the Alternative Stock Purchase Closing, the Sellers shall, and shall cause Pathmark and each of its subsidiaries to, conduct its operations in the ordinary course of business, consistent with past practice, will use its best efforts to (i) preserve intact its business organization, (ii) maintain its material rights and franchises, (iii) keep available the services of its officers and employees, (iv) maintain satisfactory relationships with, suppliers, distributors, customers and others having business relationships with them and (v) take measures to reduce to zero any excess loss account (as determined in accordance with Treasury Regulations 1.1502-14, 1.1502-19 and 1.1502-32) reflected on the books and records of Pathmark and its subsidiaries or as subsequently determined by Pathmark. Without limiting the generality of and in addition to the foregoing, and except as otherwise contemplated by the Alternative Stock Purchase Agreement, prior to the time specified in the preceding sentence, Sellers shall cause Pathmark and each of its subsidiaries not to, without the prior written consent of Parent: (a) amend its certificate of incorporation or by-laws or other organizational documents in any way; (b) authorize for issuance, issue, sell, deliver or agree to commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities; (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or redeem or otherwise acquire any of its securities; (d) (A) pledge or otherwise encumber shares of its capital stock; (B) except in the ordinary course of business consistent with past practices: (1) incur, assume or prepay any obligations with respect to any long-term debt, letters of credit or short-term debt, other than indebtedness (x) incurred, assumed or prepaid under the Working Capital Facility, (y) that is mandatorily prepayable in accordance with its terms and (z) that is intercompany indebtedness by and among Pathmark and any of its subsidiaries (other than PRMC); (2) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other person except any of its wholly-owned subsidiaries; or (3) make any material loans, advances or capital contributions to, or investments in, any other person; or
(C) mortgage or pledge any of its assets or create or permit to exist any material lien thereupon that secures indebtedness for borrowed money; (e) except as required by law or existing written agreements, enter into, adopt or materially amend any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, pension, retirement, deferred compensation, employment, severance or other employee benefit agreements, trusts, plans, funds or other arrangements of or for the benefit or welfare of any employee of Pathmark and its subsidiaries, or (except for normal increases in the ordinary course of business that are consistent with past practices) increase in any manner the compensation or fringe benefits of any such employee or pay any benefit not required by any existing plan and arrangement (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; (f) transfer, sell, lease, license or dispose of any lines of business, subsidiaries, divisions, operating units or facilities outside the ordinary course of business or enter into any material commitment or transaction outside the ordinary course of business other than any such transactions between or among Pathmark and its subsidiaries (other than PRMC); (g) other than any such transactions between or among any of Pathmark and its subsidiaries (other than PRMC, except with respect to any transaction intended to reduce to zero any excess loss account), acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or divisions thereof, or otherwise acquire or agree to acquire any other person (other than the purchase of assets in the ordinary course of business and consistent with past practice), in each case where such action would be material to the Condition of Pathmark and its subsidiaries taken as a whole;
(h) except as may be required by law or existing written contractual or collective bargaining agreements or in connection with the termination of any employee, take any action to terminate or materially amend, in a manner adverse to Pathmark or any of its subsidiaries, any of its pension plans or retiree medical plans with respect to or for the benefit of any employee of Pathmark or any of its subsidiaries; (i) materially modify, amend or terminate any significant contract to which it is a party or waive any of its material rights or claims except in the ordinary course of business consistent with past practice; (j) effect any material change in any of its methods of accounting, except as may be required by law or generally accepted accounting principals;
(k) (i) take any action, engage in any transaction or enter into any agreement which would cause any of the representations or warranties set forth in Article III of the Alternative Stock Purchase Agreement that are subject to, or qualified by, a "material adverse effect", "material adverse change" or other materiality qualification to be untrue as of the Alternative Stock Purchase Closing Date, or any such representations and warranties that are not so qualified to be untrue in any respect which would have a material adverse effect on the Condition of Pathmark and its subsidiaries taken as a whole or
(ii) purchase or acquire,
or offer to purchase or acquire, any shares of capital stock of Pathmark; (l) take any action, including, without limitation, the adoption of any shareholder rights plan or amendments to the Certificate of Incorporation of Pathmark, which would, directly or indirectly, restrict or impair the ability of Purchaser to vote, or otherwise to exercise the rights and receive the benefits of a shareholder with respect to, securities of Pathmark that may be acquired or controlled by the Purchaser or permit any shareholders to acquire securities of Pathmark on a basis not available to Purchaser in the event that Purchaser were to acquire securities of Pathmark; and (m) enter into a legally binding commitment with respect to, or any agreement to take, any of the foregoing actions.

      Notwithstanding anything else provided in the foregoing paragraph to the contrary, the following are permitted under the Alternative Stock Purchase
Agreement: (1) the acquisition of direct or indirect interests in real property intended for the operation of stores of Pathmark or any of its subsidiaries (other than PRMC), the improvement of real property, the remodeling of stores of Pathmark or any of its subsidiaries (other than PRMC) and the obtaining of financing therefor in the ordinary course of business consistent with past practice, (2) the negotiation and entering into by Pathmark or any of its subsidiaries (other than PRMC) of amendments to existing leases for real property in the ordinary course of business, (3) the negotiation in good faith and entering into new collective bargaining agreements by Pathmark that replace agreements that have expired or will expire pursuant to their terms within 90 days from the date of the commencement of negotiations, (4) the marketing and sale of certain real estate not used in the supermarket business by Pathmark or any of its subsidiaries (other than PRMC), provided that no such sale (other than a sale pursuant to a binding agreement to which Pathmark is a party on the date of the Alternative Stock Purchase Agreement) shall be agreed to without the prior adequate consultation with Parent, (5) entering into amendments to the Pathmark Credit Agreement to modify covenants as required (other than modifications, except for a possible increase in interest rate, which will make any one or more covenants more restrictive), (6) entering into an agreement implementing the amendments to the Supply Agreement agreed to in a memorandum of understanding dated December 27, 1998 by and between Pathmark and C&S Wholesale Grocers, Inc. and (7) Pathmark may distribute that certain indebtedness of PTK owed to Pathmark evidenced by a promissory note dated May 12, 1998 in the face amount of $53,202,328.52 as a dividend to PTK.

      No Solicitation. The Alternative Stock Purchase Agreement provides that Sellers shall not, and SMG-II shall cause Pathmark and each of its subsidiaries not to, directly or indirectly, take (or authorize or permit their respective officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants or other agents or affiliates, to so take) any action to (i) solicit, initiate or encourage the submission of any Acquisition Proposal, (ii) enter into an agreement of merger or other business combination or an agreement for the sale or other disposition by SMG-II or any of its subsidiaries of a material amount of assets or a sale of shares of capital stock whether by merger or other business combination or tender or exchange offer or (iii) participate in any way in discussions or negotiations with, or furnish any information to, any person (other than Parent or the Purchaser) in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. The Alternative Stock Purchase Agreement provides that the Board of Directors of each of the Sellers and Pathmark shall not take any action to withdraw or modify in a manner adverse to Parent or the Purchaser, or take a position inconsistent with, its approvals or recommendation of the Alternative Stock Purchase Agreement or to recommend another Acquisition Proposal and shall not resolve to do any of the foregoing. In addition to the obligations of Sellers set forth previously in this paragraph, Sellers have agreed that they will, and will cause Pathmark and each of its subsidiaries to, promptly advise Parent of any request for information or of any Acquisition Proposal, or any proposal with respect to any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal, and the identity of the Person making any such Acquisition Proposal or inquiry. Immediately following the execution of the Alternative Stock Purchase Agreement, Sellers shall, and shall cause Pathmark and each of its subsidiaries and each of their respective officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants or other agents or affiliates to, cease any existing discussions or negotiations with any parties previously conducted with respect to any Acquisition Proposal and request each Person which has previously executed a confidentiality agreement in connection with its consideration of acquiring Pathmark or any of its subsidiaries or any portion thereof to return all confidential information furnished to such Person by or on behalf of Pathmark or any of its subsidiaries.

      Directors' and Officers' Insurance and Indemnification. Parent has agreed in the Alternative Stock Purchase Agreement that the Certificate of Incorporation and the By-Laws of Pathmark shall contain the provisions with respect to indemnification and exculpation from liability set forth in Pathmark's Certificate of Incorporation and By-Laws on March 9, 1999, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Alternative Stock Purchase Closing Date in any manner that would adversely affect the rights of individuals, who, on or prior to the Alternative Stock Purchase Closing Date, were directors, officers, employees or agents of Pathmark, unless such modification is required by law. Parent also had agreed that all rights of indemnification now existing in favor of any director, officer, employee, or agent of the subsidiaries of Pathmark as provided in their respective charters or by-laws on the date of the Alternative Stock Purchase Agreement shall survive the Alternative Stock Purchase and shall continue in full force and effect for a period of six years from the Alternative Stock Purchase Closing Date. In addition, pursuant to the Alternative Stock Purchase Agreement, Pathmark shall for the six year period commencing on the Alternative Stock Purchase Closing Date either (a) maintain in effect Pathmark's current directors' and officers' liability insurance covering those persons who are currently covered on the date of the Alternative Stock Purchase Agreement by Pathmark's directors' and officers' liability insurance policy (the "Pathmark Indemnified Parties"); provided, however, that in no event shall Parent be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by Pathmark for such insurance which Pathmark has represented to be $323,000; provided, further, that if the annual premiums of such insurance coverage exceed such amount, Pathmark shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount; and provided, further, that Pathmark may substitute for such policies, policies with at least the same coverage containing terms and conditions which are no less advantageous and provided that said substitution does not result in any gaps or lapses in coverage with respect to matters occurring prior to the Alternative Stock Purchase Closing Date or (b) cause Parent's directors' and officers' liability insurance then in effect to cover those persons who are covered on the date of the Alternative Stock Purchase Agreement by Pathmark's directors' and officers' liability insurance policy with respect to those matters covered by Pathmark's directors' and officers' liability policy.

      Parent has agreed to indemnify, and to cause Pathmark to indemnify, all Pathmark Indemnified Parties to the fullest extent permitted by applicable law with respect to all acts and omissions arising out of such individuals' services as officers, directors, employees or agents of Pathmark or any of its subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees of Pathmark or any of its subsidiaries, occurring prior to the Alternative Stock Purchase Closing Date including, without limitation, the transactions contemplated by the Alternative Stock Purchase Agreement.

      Compensation and Benefits. During the period commencing at the Alternative Stock Purchase Closing Date and ending on the first anniversary thereof, Parent shall cause the current and former employees of Pathmark and its subsidiaries who are on the Alternative Stock Purchase Closing Date entitled to receive compensation or any benefits from Pathmark or any of its subsidiaries to be provided with compensation and employee benefit plans (other than stock option or other plans involving the potential issuance of securities of Pathmark, Parent, or any of their respective subsidiaries and incentive compensation or similar programs) which in the aggregate are not materially less favorable than those currently provided to such employees by Pathmark and its subsidiaries, to the extent permitted under laws and regulations in force from time to time, provided that employees covered by collective bargaining agreements need not be provided such benefits, and provided, further, that Parent reserves the right to review all employee benefits after the Alternative Stock Purchase Closing Date and to make such changes as it deems appropriate.

      Agreement to Use Best Efforts. Pursuant to the Alternative Stock Purchase Agreement and subject to the terms and conditions thereof, each of Sellers, Parent and the Purchaser shall, and the Sellers shall cause Pathmark and each of its subsidiaries to, cooperate and use their respective best efforts to take, or cause to be taken, all appropriate action, and to make, or cause to be made, all filings necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Alternative Stock Purchase Agreement, including, without limitation, their respective best efforts to obtain, prior to the Alternative Stock Purchase Closing Date, all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Sellers and their respective subsidiaries as are necessary for consummation of the transactions contemplated by the Alternative Stock Purchase Agreement; provided, however, that no loan agreement or contract for borrowed money shall be repaid except as currently required by its terms, in whole or in part, and no material contract shall be amended to increase the amount payable thereunder or otherwise to be materially more burdensome to Pathmark or any of its subsidiaries in order to obtain any such consent, approval or authorization without first obtaining the written approval of Parent.

      In addition, the Alternative Stock Purchase Agreement provides that Parent, the Purchaser and Sellers will (i) take promptly all actions necessary to make the filings required of Parent, the Purchaser or any of their affiliates under the applicable antitrust laws, (ii) comply at the earliest practicable date with any request for additional information or documentary material received by Parent, Sellers or any of their affiliates from the FTC or the Antitrust Division of the Department of Justice pursuant to the HSR Act and
(iii) cooperate in connection with any filing under applicable antitrust laws and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by the Alternative Stock Purchase Agreement commenced by any of the FTC, the Antitrust Division of the Department of Justice or state attorneys general. Parent, the Purchaser and Sellers shall in addition, each use all best efforts to resolve such objections, if any, as may be asserted with respect to any transaction contemplated by the Alternative Stock Purchase Agreement under any antitrust law.

      Certain Tax Matters. SMG-II shall have the obligation to prepare and timely file, or cause to be prepared and timely filed, all returns, statements, forms and reports for taxes ("Returns") that are required by law to be filed by, or with respect to, Pathmark or any of its subsidiaries with respect to any taxable year or period ending on or before and, with respect to any taxable year or period beginning before and ending after the Alternative Stock Purchase Closing Date, the portion of such taxable year or period ending on and including the Alternative Stock Purchase Closing Date ("Pre-Closing Period"); provided, however, with respect to Returns to be filed by SMG-II pursuant to this sentence for the Pre-Closing Period, (i) SMG-II shall provide Parent with draft federal, state, local and foreign income tax returns that include Pathmark or any of its subsidiaries at least thirty (30) days prior to the due date for filing such Returns, (ii) at least fifteen (15) days prior to the due date for the filing of such Returns, Parent shall notify SMG-II of the existence of any objection Parent may have to any items set forth on such draft Returns, and (iii) if, after consulting in good faith, SMG-II and Parent are unable to resolve such objection(s), such objection(s) shall be resolved by treating items on such Returns in a manner consistent with the past practices of Pathmark and its subsidiaries with respect to such items, if any, unless otherwise required by law (and if no past practice exists, the issue shall be resolved in favor of the party that would bear the relevant tax liability). At the request of SMG-II, Pathmark will prepare the Returns described in the preceding sentence (or any such Return specified), including any Returns required to be filed by SMG-II (or any of its subsidiaries) that includes Pathmark or any of its subsidiaries for the tax year of the SMG-II consolidated group that includes the Alternative Stock Purchase Closing Date, in a manner consistent with this paragraph. Parent and SMG-II agree to the extent permitted by applicable law to elect with the relevant taxing authority to treat for all purposes the Alternative Stock Purchase Closing Date as the last day of a taxable period of Pathmark and its subsidiaries.

      SMG-II and its subsidiaries other than Pathmark and its subsidiaries (the "SMG-II Group") shall be responsible and liable for the timely payment of any and all taxes imposed on or with respect to the properties, income and operations of the SMG-II Group including any gain to the SMG-II Group resulting from the sale of the Pathmark Stock.

      Pathmark shall pay SMG-II the amount of any taxes allocated to Pathmark and its subsidiaries in connection with the filing of a Return pursuant to the second preceding paragraph (including taxes that may become payable as a result of an adjustment by any taxing authority in respect of a Pre-Closing Period) to the extent not already paid by Pathmark or any of its subsidiaries on or before the Alternative Stock Purchase Closing Date. To the extent reasonably practicable, at least ten (10) days prior to the due date for the filing of any such Return, SMG-II shall provide to Parent its calculation of the amount of such taxes allocable to Pathmark and its subsidiaries pursuant to this paragraph. No later than five (5) days prior to the due date for the filing of such Return, Parent shall notify SMG-II of any reasonable objections Parent may have to SMG-II's calculation of the amount of such taxes allocable to Pathmark and its subsidiaries pursuant to this paragraph, and, at such time, Pathmark and its subsidiaries shall pay to SMG-II the amount of taxes allocable to Pathmark and its subsidiaries pursuant to this paragraph as determined by SMG-
II. Any objection Parent may have with respect to SMG-II's calculation of the amount of such taxes allocable to Pathmark and its subsidiaries pursuant to this paragraph shall not be a cause for any failure of Pathmark and its subsidiaries to make payments to Parent pursuant to this paragraph. Parent and SMG-II agree to consult and resolve in good faith any such objection, it being understood and agreed that in the absence of any such resolution, any and all objections shall be resolved by treating items, wherever possible, in a manner consistent with the past practices of Pathmark and its subsidiaries with respect to such items unless otherwise required by law. In the event Parent shall receive SMG-II's calculation of the amount of such taxes allocable to Pathmark and its subsidiaries pursuant to this paragraph and a draft of the relevant portions of such Return less than ten (10) days prior to the due date for filing such Return, Pathmark and its subsidiaries shall nevertheless endeavor in good faith to make payment to SMG-II by such due date.

      The SMG-II Group shall pay Pathmark the amount of any taxes that are refunded, or in respect of which the SMG-II Group obtains a credit usable by the SMG-II Group as an offset against taxes owed by the SMG-II Group, as the result of an adjustment by any taxing authority that are allocable to Pathmark or any of its subsidiaries (net of any taxes that are owed to any taxing authority as the result of an adjustment by such authority relating to a Pre-Closing Period that are allocable to Pathmark or any of its subsidiaries).

      Each party shall promptly notify the other in writing upon receipt by such party or any affiliate of such party of written notice of any inquiries, claims, assessments, audits or similar events with respect to taxes for which the other party may be liable (any such inquiry, claim, assessment, audit or similar event, a "Tax Matter").

      Parent shall have the sole right to control any Tax Matter, initiate any claim for refund with respect to Pathmark or any of its subsidiaries, and contest, resolve and defend against any assessment for additional taxes, notice of tax deficiency or other adjustment of taxes of, or relating to, the income, assets or operations of Pathmark or any of its subsidiaries for all taxable periods to the extent that such Tax Matter or claim does not have an adverse impact on the SMG-II Group (or any of its members). SMG-II shall have the sole right to control any Tax Matter, initiate any claim for refund with respect to the SMG-II Group, and contest, resolve and defend against any assessment for additional taxes, notice of tax deficiency or other adjustment of taxes of, or relating to, the income, assets or operations of the SMG-II Group (or any of its members) for all taxable periods to the extent that such Tax Matter or claim does not have an adverse impact on Pathmark or any of its subsidiaries.

      Neither party shall file or cause to be filed any amended Return or claims for refund that would result in an increased tax liability of the other party without the prior written consent of such other party, which consent shall not be unreasonably withheld.

      The Alternative Stock Purchase Agreement also terminates and supersedes any and all of the tax sharing, allocation, indemnification or similar agreements, arrangements or undertakings in effect on the Alternative Stock Purchase Closing Date as between the SMG-II Group or any predecessor or affiliate thereof, on the one hand, and Pathmark and any of its subsidiaries, on the other hand, for all taxes imposed by any government or taxing authority, regardless of the period in which such taxes are imposed.

      From and after the Alternative Stock Purchase Closing Date, SMG-II agrees, and agrees to cause each of its subsidiaries, to permit Parent or a representative of Parent to have reasonable access, during normal business hours, to the books and records of the SMG-II Group, to the extent that such books and records relate to a Pre-Closing Period, and to personnel, for the purpose of enabling Parent to (i) prepare the Returns specified in the first paragraph under the caption "Certain Tax Matters" and (ii) investigate or contest any Tax Matter which Parent has the authority to conduct under the third preceding paragraph.

      From and after the Alternative Stock Purchase Closing Date, Parent agrees, and agrees to cause Pathmark and each of its subsidiaries, to permit SMG-II to have reasonable access, during normal business hours, to the books and records of Pathmark and its subsidiaries, to the extent that such books and records relate to a Pre-Closing Period, and to personnel of Pathmark and its subsidiaries, for the purpose of enabling SMG-II to prepare the Returns specified above and to investigate or contest any Tax Matter which SMG-II has the authority to conduct as specified above.

      Representations and Warranties. In the Alternative Stock Purchase Agreement, Sellers have made customary representations and warranties to Parent and the Purchaser with respect to, among other things, Pathmark's organization, corporate authority, capitalization, financial statements, public filings, conduct of business, compliance with laws, consent and approvals, employee benefit plan triggering events, broker's or finder's fees, undisclosed liabilities and the absence of any material adverse changes in Pathmark since January 31, 1998.

      Termination. The Alternative Stock Purchase Agreement may be terminated at any time prior to the Alternative Stock Purchase Closing Date: (a) subject to the provisions of the Alternative Stock Purchase Agreement, by mutual consent of SMG-II, on the one hand, and of Parent, on the other hand; (b) by either Parent, on the one hand, or SMG-II, on the other hand, if any governmental or regulatory agency shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Alternative Stock Purchase and such order, decree or ruling or other action shall have become final and nonappealable; (c) by either Parent, on the one hand, or Pathmark, on the other hand, if the Alternative Stock Purchase Closing shall not have occurred by December 15, 1999, unless the Alternative Stock Purchase Closing shall not have occurred because of a material breach of any representation, warranty, obligation, covenant, agreement or condition set forth in the Alternative Stock Purchase Agreement on the part of the party seeking to terminate the Alternative Stock Purchase Agreement and (d) by Parent, at any time within 30 days after delivery to it of the audited consolidated financial statements of each of SMG-II and of Pathmark for the fiscal year ended January 30, 1999, in the event that such financial statements disclose (i) a consolidated shareholder's deficiency of (x) SMG-II greater than $1,453,000,000 or (y) Pathmark greater than $1,188,400,000, in each case as of the end of such fiscal year or (ii) net losses of (x) SMG-II materially greater than $29,321,000 or
(y) Pathmark materially greater than $28,420,000, in each case for the fiscal year then ended. The Alternative Stock Purchase Agreement further provides that it shall automatically be terminated and the transactions contemplated thereby shall be automatically abandoned at any time prior to the Alternative Stock Purchase Closing Date if all the conditions set forth in the SMG-II Merger Agreement have been satisfied prior to the SMG-II Merger Closing Date.

      The Alternative Stock Purchase Agreement provides that, in the event of termination pursuant to the provisions described above by Parent or the Purchaser, on the one hand, or SMG-II, on the other hand, no party will incur any liability to any other party except for breach of the Alternative Stock Purchase Agreement.

      Confidentiality Agreement. The following is a summary of the Confidentiality Agreement dated as of December 30, 1998 between Parent and SMG-II (the "Confidentiality Agreement"). The summary is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which has been filed with the Commission as Exhibit (a)(6) to this Schedule 14D-9. The Confidentiality Agreement can be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase.

      Pursuant to the Confidentiality Agreement, Parent agreed, among other things, to keep confidential and not disclose or reveal any information about the business, financial condition, properties and operations of Pathmark (but excluding information which (i) is or will be in the public domain, (ii) was available to SMG-II on a nonconfidential basis prior to its disclosure by Pathmark, (iii) becomes available to SMG-II on a nonconfidential basis from a person other than Pathmark, which person is not otherwise bound by a confidentiality agreement with Pathmark or other obligation not to transmit such information and (iv) has been independently acquired (the "Proprietary Information")) to any person other than its Representatives (as hereinafter defined) who are actively and directly participating in Parent's evaluation of a proposed acquisition of SMG-II or any of its subsidiaries by Parent

(the "Proposed Acquisition"), or who otherwise need to know the Proprietary Information for the purpose of evaluating the Proposed Acquisition. The Proprietary Information was provided to Parent in connection with the Proposed Acquisition and is not to be used by Parent for any purpose other than its evaluation of the Proposed Acquisition or the consummation of the Proposed Acquisition. In addition, Parent will not disclose to any person (other than its Representatives) any information about the Proposed Acquisition, or the terms or conditions, or any other facts relating thereto. Parent also agreed that, without SMG-II's prior written consent, it will not, for a period of nine months commencing on December 30, 1998, directly or indirectly solicit for employment or employ any person who is now employed by SMG-II or any of its subsidiaries and who is identified by Parent as a result of its evaluation in connection with the Proposed Acquisition. However, Parent is not prohibited from (i) employing any employee of SMG-II or its subsidiaries who contacts it on his or her own initiative and without any direct or indirect solicitation by Parent, and (ii) making generalized searches for employees by use of advertisements or regular executive searches in the media which are not targeted specifically at employees of SMG-II or its subsidiaries. As used in the Confidentiality Agreement, the term "person" is interpreted to include, without limitation, any corporation, company, partnership and individual. In addition, the term "Representative" means, as to any person, such person's affiliates and its and their directors, officers, employees, partners, members, agents, advisors (including, without limitation, financial advisors, lenders, underwriters, counsel and accountants), consultants and controlling persons.

       (b)(3) Contracts and Agreements with Directors, Executive Officers and Affiliates

           The Chief Executive Officer--Employment Agreements. On October 8, 1996, Pathmark and SMG-II entered into an employment agreement with Mr. Donald pursuant to which Mr. Donald was appointed Chairman, President and Chief Executive Officer for a term of five years (the "Donald Agreement"). The terms of the Donald Agreement are described on pages 58 through 63 of the Annual Report on Form 10-K that was filed by the Company with the Securities and Exchange Commission on April 28, 1998. A copy of the disclosure is filed herewith as Exhibit (a)(7) and is incorporated herein by reference.

           In addition to the Donald Agreement, Pathmark and Mr. Donald entered into a sale and transition agreement dated March 8, 1999. The sale and transition agreement is intended to provide Mr. Donald with an incentive to remain employed by Pathmark both before and after the SMG-II Merger (or any similar Sale of the Company (as defined below)). Pursuant to the sale and transition agreement, Mr. Donald may elect to exchange his Equity Strip and Stock Options (as such terms are defined in the Donald Agreement) for the potential to earn a sale bonus and a supplemental sale bonus in connection with a Sale of the Company. If a Sale of the Company is successfully consummated while Mr. Donald continues to be employed by Pathmark, Mr. Donald will become entitled to receive $2,000,000 in a lump sum cash amount from Pathmark, less withholding taxes. After the Sale of the Company is successfully consummated, Mr. Donald will become eligible to receive a supplemental sale bonus on the second anniversary of the sale if he continues to be employed by Pathmark or the purchaser on such date. If the SMG-II Merger or the Alternative Stock Purchase is consummated, the supplemental sale bonus would be $7,200,000, less withholding taxes. Mr. Donald will also become entitled to receive the supplemental sale bonus if his employment with Pathmark is terminated for reason other than misconduct on the part of Mr. Donald during the two year period following the Sale of the Company, if the purchaser declines to continue to employ Mr. Donald after the date of the Sale of the Company or upon Mr. Donald's death or disability after the date of the Sale of the Company. Mr. Donald will forfeit the supplemental sale bonus if (i) he refuses to continue to be employed by Pathmark after the purchaser offers Mr. Donald reasonable terms of employment, (ii) Mr. Donald resigns from his employment with Pathmark other than for "good reason" (as such term is defined in the operative employment agreement) or he is terminated by Pathmark for "cause" (as such term is defined in the operative employment agreement) or
(iii) Mr. Donald becomes deceased or permanently disabled prior to the date of the Sale of the Company. The sale and transition agreement must be approved by a vote of three-quarters of the stockholders of Pathmark and its parent companies within ninety days after March 8, 1999.

      For purposes of the sale and transition agreement, a "Sale of the Company" will be deemed to have occurred on the date that SMG-II or any subsidiary thereof consummates any of the transactions described below:

            (i)any transaction through which a person that is engaged in any business that is classified within Section 42, Section 44, or Section 45 of the 1997 edition of the U.S. government publication North American Industry Classification System (such person, an "Independent Third Party") directly acquires, in exchange for cash, stock or property, fifty percent or more of the aggregate equity securities of SMG-II of which the MLCP Investors and the Equitable Investors (each as defined below) (together, the "Stockholders") are Beneficial Owners (as defined below) as of the date of the sale and transition agreement; and

            (ii)any transaction through which an Independent Third Party (A) becomes the Beneficial Owner of fifty percent or more of the outstanding equity securities of Pathmark in exchange for cash, stock or property or (B) acquires all or substantially all of the assets of Pathmark.

      "Beneficial Owner" has the meaning given to such term in Rule 13d-3 under the Securities Exchange Act of 1934, as amended; "MLCP Investors" means Merrill Lynch Capital Appreciation Partnership No. IX, L.P., ML Offshore LBO Partnership No. IX, ML Employees LBO Partnership No. I, L.P., ML IBK Positions, Inc., Merchant Banking L.P. No. I, Merrill Lynch KECALP L.P. 1987, Merrill Lynch Capital Appreciation Partnership No. B-X, L.P., ML Offshore LBO Partnership No. B-X, L.P., MLCP Associates, L.P. No. II, Merchant Banking L.P. No. IV, Merrill Lynch KECALP L.P. 1989 and Merrill Lynch KECALP L.P. 1991; "Equitable Investors" means Equitable Life Assurance Society of the United States and Equitable Deal Flow Fund, L.P.; and "Independent Third Party" means any entity other than any of the Stockholders or any entity controlled by or under common control with any of the Stockholders.

      A copy of the sale and transition agreement is filed herewith as Exhibit
(a)(8) and is incorporated herein by reference.

      Other Executive Officers--Employment Agreements. On February 1, 1999, employment agreements were entered into by Pathmark and several officers and employees. The most significant and material agreements are those that were provided to the four most senior officers of Pathmark, Eileen Scott, Executive Vice President--Merchandising, John Sheehan, Executive Vice President-- Operations, Marc A. Strassler, Senior Vice President, Secretary and General Counsel, and Frank Vitrano, Senior Vice President and Chief Financial Officer. Each agreement has a two year term which renews automatically for additional one-year terms unless proper notice is provided by either party to the other of such party's desire to terminate the agreement. Each agreement provides for a certain minimum level of compensation and benefits and, most significantly, a sale bonus, subject to each executive's continuing employment with Pathmark on the date of the SMG-II Merger or any other Sale of the Company (which is defined in the same manner as Sale of the Company under Mr. Donald's sale and transition agreement). The sale bonus for each of the four executives will be equal to the greater of (i) his or her then current base salary multiplied by two and (ii) an amount equal to one percent of the fair market value of the cash and property received by the equity holders of both preferred and common stock of SMG-II and its wholly-owned subsidiaries as a result of the Sale of the Company.

      Other Executive Officers--Employment Agreements. Employment agreements were also executed between Pathmark and Joseph Adelhardt, Senior Vice President and Controller, Harvey Gutman, Senior Vice President--Retail Development, Robert Joyce, Senior Vice President--Administration, and Myron D. Waxberg, Vice President and General Counsel--Real Estate. The basic terms of each agreement is substantially the same as those described above except that the sale bonus is calculated in a different manner. Subject to his continued employment with Pathmark, on the date of the consummation of the SMG-II Merger or any other Sale of the Company, each executive will become entitled to a sale bonus equal to twice his maximum annual bonus potential.

      Restricted Stock Grants. In 1998, SMG-II granted awards of restricted stock under the 1997 Restricted Stock Plan to Joseph Adelhardt, Harvey Gutman, Robert Joyce, Eileen Scott, John Sheehan, Marc A. Strassler, Frank Vitrano and Myron D. Waxberg. The aforementioned executive officers were awarded 3,750, 3,750, 3,750, 7,500, 7,500, 5,250, 4,500 and 1,500 shares of restricted SMG-II common stock, respectively and 1,250, 1,250, 1,250, 2,500, 2,500, 1,750, 1,500
and 500 shares of restricted SMG-II series C preferred stock, respectively. Pursuant to the terms of the restricted stock plan, the restricted stock awards become nonforfeitable upon the earlier of (i) the seventh anniversary of the date of grant and (ii) thirty days prior to the occurrence of a "Realization Event" if the executive officer remains employed by SMG-II or one of its subsidiaries at the time of such Realization Event (with one limited exception for certain types of terminations within a defined period prior to the event). A "Realization Event" means either (i) the acquisition of an aggregate of at least 50% of the outstanding shares of SMG-II common stock or the outstanding shares of common stock of any subsidiary by any entity or group of entities that was not a stockholder of record of SMG-II on the date of a restricted stock award, (ii) an initial public offering that results in at least $50 million in equity sales, (iii) a sale of all or substantially all of the assets of SMG-II or any subsidiary to any entity or group of entities that is not affiliated with SMG-II on the date the restricted stock is granted, (iv) a merger of SMG-II with any entity or group of entities that is not affiliated with SMG-II on the date of grant or (v) a liquidation or dissolution of SMG-II. Accordingly, the SMG-II Merger will constitute a Realization Event for purposes of the restricted stock plan and all of the restricted stock held by the executive officers named above will vest and become nonforfeitable thirty days prior to the date of the SMG-II Merger. The Alternative Stock Purchase would also constitute a Realization Event.

      In addition, certain directors, officers and employees of the Company may be deemed to have interests in the transactions contemplated by the SMG-II Merger Agreement and the Offer, including as mentioned above, employment agreements for senior management of the Company or Pathmark, and the right to indemnification after the consummation of the SMG-II Merger and to receive officers' and directors' liability insurance coverage, subject to the terms of the SMG-II Merger Agreement. The Company's Board was aware of these interests when it considered and approved the transactions contemplated thereby. In considering the recommendation of the Board in respect of the Offer, the holders of Preferred Stock should be aware of these interests. The information concerning these interests that is set forth in Section 11 ("Purpose of the Offer; Plans for the Company; Certain Agreements") of the Offer to Purchase is incorporated herein by reference.

        (b)(4)  Certain Arrangements with Merrill Lynch.

      Merrill Lynch is an affiliate of the MLCP Investors. The MLCP Investors are majority shareholders of SMG-II. In addition, certain directors of SMG-II are officers of the MLCP Investors and/or employees of Merrill Lynch. SMG-II retained Merrill Lynch as its financial advisor in connection with any proposed business combination involving SMG-II. See Item 5--Persons Retained, Employed or To Be Compensated below.

      Except as described or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Parent, the Purchaser or their respective executive officers, directors or affiliates.

Item 4.THE SOLICITATION OR RECOMMENDATION

(a)Recommendation of the Board of Directors

      At a special meeting held on March 8, 1999, at which all the directors (including the two directors elected by the holders of the Shares were present in person, the Board of

Directors of the Company (the "Board") unanimously determined that each of the Offer and the Company Merger, upon the terms and conditions set forth in the SMG-II Merger Agreement and the Company Merger Agreement, is fair to, and in the best interests of, the Company and the holders of the Shares.

      The Board unanimously recommends that holders of the Preferred Stock accept the Offer and tender their Shares pursuant to the Offer.

      For a discussion of the Board's reasons for its recommendation, see "Background to the Offer; Reasons for Recommendation of the Company's Board of Directors" below. A copy of a letter to the holders of the Shares from the Company communicating the recommendation of the Board and a press release announcing the execution of the SMG-II Merger Agreement, the Offer and related transactions are filed herewith as Exhibit (a)(9) and Exhibit (a)(10), respectively, and are incorporated herein by reference.

(b)Background to the Offer; Reasons for the Recommendation of the Company's Board of Directors


      Background of the Offer

      On April 15, 1997, Mr. Zwartendijk, at the time the President and Chief Executive Officer of Ahold U.S.A. and Mr. Allan S. Noddle, at the time the Chief Executive Officer of Ahold U.S.A. Support Services, Inc., met with Mr. James L. Donald, the President and Chief Executive Officer of Pathmark, in New York City to discuss a possible acquisition by Parent, in whole or in part, of Pathmark, but concluded that such acquisition was not feasible in the near future. On the following day, Messrs. Zwartendijk and Noddle discussed the same issue with representatives of Merrill Lynch Capital Partners, in their capacity as majority shareholders of SMG-II, and reached the same conclusion.

      On February 17, 1998, management of Pathmark met with representatives of Merrill Lynch & Co. ("Merrill Lynch") to explore the possibility of a sale of SMG-II. On April 27, 1998, SMG-II and Pathmark retained Merrill Lynch as a financial advisor to seek a potential buyer. Shortly thereafter, beginning in May 1998, Merrill Lynch and Pathmark contacted several potential buyers. Although one such buyer submitted a non-binding indication of interest in June 1998, SMG-II was informed in August 1998 by all such potential buyers that a potential business combination with such buyers was not feasible at such time. SMG-II then explored other strategic alternatives to the sale of SMG-II, including an initial public offering.

      On November 26, 1998, Mr. A. Michael Meurs, the Chief Financial Officer of Parent, had a telephone conversation with a representative of Merrill Lynch in which Mr. Meurs, on behalf of Parent, again expressed an interest in acquiring Pathmark.

      In December of 1998, management of Pathmark and Merrill Lynch began contacting a number of potential buyers again regarding a potential sale of SMG-II. Some of the potential buyers executed confidentiality agreements with SMG-II and received confidential information regarding Pathmark.

      During the three day period commencing on December 3, 1998, Mr. Robert G. Tobin, an Executive Vice President of Parent, had several meetings with Mr. Donald in Carlsbad, California to discuss a possible acquisition of Pathmark by Parent.

      On December 17, 1998, representatives of Merrill Lynch gave a presentation about Pathmark to executives of Parent at its corporate head office in Zaandam, The Netherlands.

      On December 30, 1998, Parent and SMG-II signed a confidentiality agreement regarding information to be made available to Parent, its affiliates, representatives and agents in connection with the evaluation of a proposed acquisition of Pathmark.

      On January 4, 1999, Mr. Donald met with Mr. Tobin to discuss various aspects of Parent's operations.

      On January 18, 1999, representatives of Merrill Lynch gave another presentation to executives of Parent in Zaandam, The Netherlands about the capitalization and financial condition of Pathmark and its parent holding companies.

      On January 24, 1999, Mr. William Grize, the President and Chief Executive Officer of The Stop & Shop Companies, Mr. Cees H. van der Hoeven, the President and Chief Executive Officer of Parent, and Mr. Tobin met with Mr. Donald at a trade conference in Orlando, Florida and discussed a proposed acquisition of Pathmark by Parent. Mr. Van der Hoeven gave Mr. Donald an overview of Parent's worldwide strategy. He explained the vision of building a collective group of best-of-breed companies, supported by the global network of internal benchmarking, best practice and knowledge transfer. Mr. Tobin also explained to Mr. Donald Parent's strategy in the United States and together with Mr. Grize, discussed the Stop & Shop acquisition which took place in 1996 and advantages of belonging to the worldwide operations of Parent. At the end of this meeting, Mr. Tobin delivered a non-binding letter of interest to Mr. Donald proposing to purchase all of the capital stock of Pathmark from PTK for an aggregate purchase price of approximately $200 million, payable at Parent's option in cash or in Parent stock, and the assumption of the existing indebtedness of Pathmark.

      During the week of January 25, 1999, Parent, its counsel and other agents conducted a due diligence review of Pathmark in New Jersey.

      On February 5, 1999, Mr. Donald countersigned, on behalf of Pathmark, a limited exclusivity letter prepared by Parent, pursuant to which Pathmark agreed, until February 18, 1999, not to solicit additional bids for the purchase of Pathmark, to inform Parent of the release of information concerning Pathmark to existing potential purchasers and not to engage in negotiations regarding the terms and conditions of a purchase of Pathmark with any existing potential purchasers. Pathmark further agreed that if, on or prior to February 18, 1999, Parent delivered a draft of an acquisition agreement containing reasonable and customary terms, Pathmark would, effective from the date of such delivery, also cease to provide further information to existing potential purchasers until March 1, 1999.

      On February 9, 1999, SMG-II's counsel communicated to Parent and its counsel that, due to tax and regulatory considerations, SMG-II preferred to consummate the sale of Pathmark through the purchase by Parent of the capital stock of SMG-II. SMG-II's counsel informed Parent and its counsel that this structure would result in significantly greater after-tax returns available for distribution to both the holders of Shares and to the holders of SMG-II's capital stock. Parent voiced its strong objections to this change in the transaction structure at that time. On the following day, SMG-II's counsel distributed a memorandum to Parent and its counsel which, among other things, proposed that Parent acquire the capital stock of SMG-II in return for cash and that SMG-II make a tender offer for the Shares.

      On February 15, 1999, Mr. Meurs, in a teleconference with a representative of Merrill Lynch, confirmed Parent's willingness to acquire the capital stock of SMG-II and the Shares instead of the capital stock of Pathmark, on the condition that SMG-II or its stockholders make the tender offer for the Shares prior to such acquisition. Parent also conditioned the acceptance of the new acquisition structure upon the acquisition in the tender offer of at least 66 2/3% of the Shares. Parent further advised Merrill Lynch that it would be the sole responsibility of SMG-II and the Company to determine the allocation of the purchase price among the stockholders of SMG-II and the holders of the Shares. Parent also advised Merrill Lynch that, while it was amenable to the changed structure, it would only proceed if PTK agreed to sell Pathmark in the event the tender offer was not successful, in order to provide greater deal certainty to Parent. Parent also informed Merrill Lynch that it would proceed with the changed structure only if shareholders of SMG-II holding such number of shares of the capital stock of SMG-II as is necessary to approve the SMG-II Merger Agreement would enter into an agreement with Parent whereby they agree to vote their shares of the capital stock of SMG-II in favor of the SMG-II Merger and also grant an option to Parent to purchase such shares under certain circumstances. In addition, Mr. Meurs informed Merrill Lynch and SMG-II of a possible downward adjustment to the purchase price in the amount of $40,000,000 as a result of Parent's due diligence.

      On February 16, 1999, Mr. Marc A. Strassler, Senior Vice President, Secretary and General Counsel of SMG-II, sent a notice to Mr. Van der Hoeven, informing the latter of continuing discussions with other potential bidders concerning the sale of Pathmark (as permitted by the exclusivity agreement).

      On February 17th and 18th, 1999, SMG-II received preliminary non-binding indications of interest from two other potential buyers.

      On February 18, 1999, Mr. Meurs and representatives of Merrill Lynch discussed in a telephone conference the impact of the various transaction fees to be paid by Pathmark on the purchase price. Mr. Meurs informed Merrill Lynch that Parent was considering a further reduction of the purchase price by $10,000,000. During this telephone call, the parties agreed to commence negotiation of the documentation for the proposed transaction.

      Merrill Lynch informed one of the potential buyers which submitted a preliminary non-binding indication of interest that if it wished to proceed with further negotiations, it could do so on a non-exclusive basis and commenced negotiations with such potential buyer regarding structure of the transaction and price.

      On February 23, 1999, counsel for Parent delivered the initial drafts of the transaction documents. The initial structure proposed in such documents was a purchase of the stock of SMG-II from the holders of the capital stock of SMG-II, with survival of representations and warranties and the holders of capital stock of SMG-II indemnifying Parent for breach of their representations and warranties. SMG-II, Merrill Lynch and SMG-II's counsel voiced strong objections to such a structure and informed Parent that due to the fact that both the Company and Pathmark are reporting companies and that SMG-II has 83 stockholders, SMG-II would be willing to enter only into a "public company type" merger agreement with no survival of representations and indemnification obligations. On March 2, 1999, counsel for Parent delivered revised drafts of the transaction documentation reflecting a "public company merger" structure to SMG-II, Merrill Lynch and counsel for SMG-II and negotiations commenced shortly thereafter.

      On March 4, 1999, a representative of Merrill Lynch and Mr. Meurs had a telephone conversation during which they discussed structural issues in connection with the acquisition. Mr. Meurs agreed that Parent, through the Purchaser, would make the tender offer for the Shares.

      On March 5, 1999, representatives of Merrill Lynch informed all bidders that the board of directors of each of SMG-II, the Company and PTK was meeting on March 8, 1999, at which time each board of directors would consider several competing bids. Representatives of Merrill Lynch also informed each bidder to submit their best and final bid.

      On March 7, 1999, a teleconference was held among Mr. Meurs, certain other executives of Parent and representatives of Merrill Lynch in which Merrill Lynch confirmed that the board of directors of each of SMG-II, the Company and PTK was scheduled to meet on March 8, 1999 to consider and take action on any proposals regarding the sale of SMG-II. Merrill Lynch advised that it expected each such board of directors to consider several competing bids.

      On March 8, 1999, Mr. Meurs and certain other representatives of Parent called representatives of Merrill Lynch to inform them of Parent's decision to increase the proposed purchase price to $250,000,000. The same was later confirmed in writing by Mr. Meurs.

      A meeting of the Board of Directors of each of SMG-II, the Company and PTK was held on March 8, 1999 to consider the proposed transaction and to evaluate the bids made in connection with the proposed transaction. At such meeting the Board of Directors of SMG-II reviewed, with the advice and assistance of Merrill Lynch and its counsel, the terms and conditions of the proposed transactions and the bids and transaction documents submitted in connection therewith. After such review, the Board of Directors of SMG-II approved the bid submitted by Parent. Shortly thereafter, the Board of Directors of the Company reviewed the proposed terms of the Offer and the Company Merger. At such meeting, the full board of directors (including the two directors nominated by the holders of Shares) debated the allocation of the overall purchase price among the holders of the Shares and the SMG-II Stockholders and thereafter agreed on the Offer Price.

      On March 8, 1999, a representative of Merrill Lynch called Mr. Meurs to inform Parent that the offer of Parent was accepted and that the board of directors of each of SMG-II and the Company had agreed on an allocation of the purchase price among the holders of the Shares and the SMG-II Stockholders, after deductions for the "stay put" bonus to be paid to Mr. Donald pursuant to the sale and transition agreement with Mr. Donald.

      Following approval by the board of directors of each of SMG-II, the Company and PTK, the SMG-II Merger Agreement and the Stock Purchase Agreement were executed and delivered on March 9, 1999. SMG-II Stockholders holding sufficient number of shares to approve the SMG-II Merger, Parent and the Purchaser executed and delivered the Stockholders Agreement on March 9, 1999. The transaction was publicly announced through a joint press release by Parent and SMG-II on March 9, 1999.

      Reasons for Recommendation

      The Company's Board of Directors determined that each of the Offer and the Company Merger, upon the terms and conditions set forth in the SMG-II Merger Agreement and the Company Merger Agreement, is fair to, and in the best interests of, the Company and the holders of the Shares. In arriving at its decision regarding its recommendation set forth above, the Board of Directors considered, among other things, the following:

       (1)the terms and conditions of the SMG-II Merger Agreement, the Offer and the Company Merger, including the amount and form of the consideration being offered, the parties' representations, warranties and covenants and the conditions to their respective obligations;

       (2)the financial condition, results of operations, cash flows and prospects of Pathmark, as well as the Board of Directors' knowledge of the business, operations, assets and properties of Pathmark on both a historical and prospective basis;

       (3)the recent and historical market prices and trading volume of the Preferred Stock and the fact that the Offer Price represents a premium of approximately 50% over the $25.50 closing sale price for the Preferred Stock on March 3, 1999, the last day the Preferred Stock was traded prior to the public announcement of the execution of the SMG-II Merger Agreement;

       (4)the current status of the industry in which Pathmark competes and Pathmark's position in that industry;

       (5)the financial condition and business reputation of Parent, and the ability of Parent and Purchaser to finance and complete the Offer in a timely manner;

       (6)the extensive arms-length negotiations between SMG-II and Parent that resulted in the SMG-II Merger Agreement and the Offer Price;

       (7)the results of the process designed and executed by SMG-II and Merrill Lynch to identify and solicit proposals from third parties to enter into a strategic transaction with SMG-II; the fact that SMG-II discussed the sale of SMG-II with such third parties and explored alternatives to the sale of SMG-II, including an initial public offering;

       (8)the fact that the transactions contemplated by the SMG-II Merger Agreement, including the Offer, provide for an all cash payment to the holders of the Shares and the holders of capital stock of SMG-II, with no financing condition;

       (9)the fact that Parent initially proposed to purchase Pathmark Stock rather than the Shares and the shares of capital stock of SMG-II, a transaction that would have resulted in less after tax proceeds due to the considerable tax that would be incurred by PTK in that transaction; and the fact that, at the request of SMG-II, Parent agreed instead to acquire SMG-II in the SMG-II Merger, but required SMG-II to agree to enter into the Alternative Stock Purchase Agreement as part of the SMG-II Merger Agreement to provide Parent with greater certainty of completing the transaction;

       (10)the fact that although the Offer is more favorable to holders of the Shares than the Alternative Stock Purchase, it requires the approval of the holders of capital stock of SMG-II and that $187,068,165.80 of the total consideration of $242,800,000 is being paid to the holders of the Shares; and

       (11)the effect of the proposed transaction on the employees, customers, creditors and suppliers of Pathmark and on the communities surrounding Pathmark's facilities.

      The foregoing discussion of factors considered by the Board of Directors is not intended to be exhaustive. The Company's Board of Directors did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented and considered by it. In addition, it is possible that different members of the Board assigned different weights to the factors.

Item 5.PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

      Except as described below, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the holders of the Shares on its behalf concerning the Offer.

      SMG-II retained Merrill Lynch as its financial advisor in connection with any proposed business combination involving SMG-II. Pursuant to the terms of Merrill Lynch's engagement, SMG-II has agreed to pay Merrill Lynch for its services a fee in an amount equal to 0.6% of the aggregate purchase price paid in such business combination, payable in cash upon the consummation of such business combination. SMG-II has also agreed to reimburse Merrill Lynch for reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its legal counsel, and to indemnify Merrill Lynch and certain related parties against certain liabilities arising out of Merrill Lynch's engagement. Pathmark guaranteed to pay all financial obligations, including indemnification obligations, of SMG-II to Merrill Lynch. In addition, Merrill Lynch has, in the past, provided investment banking and financial advisory services to SMG-II and its subsidiaries, for which Merrill Lynch received customary fees.

      Merrill Lynch has in the past provided investment banking and financial advisory services to Parent, for which Merrill Lynch received customary fees.

Item 6.     RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

      (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

      (b) To the best of the Company's knowledge, none of the Company's executive officers, directors, affiliates and subsidiaries currently hold of record or beneficially any Shares.

Item 7.     CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

      (a) Except as described in Items 3 and 4 above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

      (b) Except as described in Items 3 and 4 above, there are no transactions, Board resolutions, agreements in principle, or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

Item 8.ADDITIONAL INFORMATION TO BE FURNISHED

      The information set forth in Section 11 ("Purpose of the Offer; Plans for the Company; Certain Agreements") and Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

Item 9.MATERIAL TO BE FILED AS EXHIBITS

 Exhibit No.
 -----------
  *+(a)(1)   Offer to Purchase dated March 15, 1999.
  *+(a)(2)   Letter of Transmittal dated March 15, 1999.
   +(a)(3)   Agreement and Plan of Merger dated March 9, 1999 among Parent, the
             Purchaser and SMG-II.
   +(a)(4)   Stock Purchase Agreement dated March 9, 1999 among Parent,
             Purchaser, SMG-II and PTK.
   +(a)(5)   Stockholders Agreement dated March 9, 1999 among Parent, Purchaser and Stockholders listed on Exhibit I thereto.
   +(a)(6)   Confidentiality Agreement dated December 30, 1998 between Parent and SMG-II.
    (a)(7)   A copy of pages 58 through 63 of the Annual Report on Form 10-K that was filed by the Company with the SEC on April 28, 1998.
    (a)(8)   Sale and Transition Agreement between Pathmark and James L. Donald dated March 8, 1999.
   *(a)(9)   Letter from the Company to holders of the Shares dated
             March 15, 1999.
  **(a)(10)  Joint Press Release issued by SMG-II and Parent on March 9, 1999.
    (c)(1)   Employment Agreement between Pathmark and Eileen Scott dated
             February 1, 1999.
    (c)(2)   Employment Agreement between Pathmark and John Sheehan dated
             February 1, 1999.
    (c)(3)   Employment Agreement between Pathmark and Marc A. Strassler dated
             February 1, 1999.
    (c)(4)   Employment Agreement between Pathmark and Frank Vitrano dated
             February 1, 1999.
    (c)(5)   Employment Agreement between Pathmark and Joseph Adelhardt dated
             February 1, 1999.
    (c)(6)   Employment Agreement between Pathmark and Harvey Gutman dated
             February 1, 1999.
    (c)(7)   Employment Agreement between Pathmark and Robert Joyce dated
             February 1, 1999.
    (c)(8)   Employment Agreement between Pathmark and Myron D. Waxberg dated
             February 1, 1999.

--------
 * Included in the materials delivered to the holders of Preferred Stock.
 + Filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule
   14D-1 dated March 15, 1999, and incorporated herein by reference.
** Filed as an exhibit to the Company's Current Report on Form 8-K dated March
   11, 1999, and incorporated herein by reference.

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

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Supermarkets General Holdings Corporation

                                            /s/ Marc A. Strassler
                                         By: _____________________________
                                         Name:Marc A. Strassler
                                         Title:Senior Vice President and
                                                General Counsel

Dated: March 15, 1999

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